PART II

OFFERING MEMORANDUM DATED AUGUST 11, 2023

TNT Franchise Fund Inc.

405 West Superior Street, #93
Chicago, IL 60654
(312) 566-7943

Up to $4,999,995 of Class B Non-Voting Common Stock

Target Offering Amount: $25,000

TNT Franchise Fund Inc. ("TNT Franchise" "the company," "we," or "us"), is offering up to $4,999,995 worth of Class B Non-Voting Common Stock. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by March 21, 2023. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including

electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS	6
RISK FACTORS	22
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES	35
OWNERSHIP AND CAPITAL STRUCTURE	36
USE OF PROCEEDS	37
FINANCIAL DISCUSSION	38
RELATED PARTY TRANSACTIONS	40
RECENT OFFERINGS OF SECURITIES	41
SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY	42
DILUTION	44
REGULATORY INFORMATION	46
INVESTMENT PROCESS	46

THE COMPANY AND ITS BUSINESS

Overview

We are a newly formed Delaware corporation formed to acquire and operate franchises. We will initially open and operate Smash My Trash ("SMT") and Teriyaki Madness ("TMAD") franchises, but we may decide to acquire additional franchises in the future. We have entered into two franchise agreements and a letter of intent with Smash Franchise Partners, LLC ("SMT Franchisor") to acquire SMT franchises in up to 30 territories across Rhode Island, Louisiana/Mississippi, California, and Seattle, Washington. We have also entered into a letter of intent with M.H. Franchise Company, Inc. ("TMAD Franchisor") to acquire TMAD franchises in up to 25 territories in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, and Chicago, Illinois. Actual locations may vary from the aforementioned locations based on availability and other considerations when final, mutually agreed upon, franchise agreements are executed. SMT franchisees operate mobile waste compaction services that greatly reduce trash hauls by smashing trash in open-top, roll-off containers. TMAD franchisees operate fast casual restaurants that make and sell Japanese-style teriyaki dishes and other specialty food items, beverage items, and other items. Any SMT and TMAD franchises that we acquire will be new territories without any prior franchise history in such territory.

This Offering will provide an opportunity for investors to gain exposure to a portfolio of SMT and TMAD franchises with less financial and operational risk than traditional franchise ownership. However, investors in this Offering will not have any direct relationship with SMT or TMAD (or with any franchisor the company may enter into a franchise relationship with in the future). The company and each of SMT and TMAD will have a franchisor-franchisee relationship, pursuant to the Franchise Agreements between the company and each franchisor. Any investor in this Offering, however, will be a stockholder of the company that receives only passive income from the company's relationships with its franchisors.

Our Manager

We are externally managed by FranShares, Inc. ("Franshares" or our "Manager"). FranShares will manage the day-to-day operations of the company, including, but not limited to: selecting, designing and opening franchise locations, hiring and supervising franchise employees, managing suppliers and service providers to franchise locations, serving as the point of contact to franchisors, and overseeing franchise operations. If the company raises an aggregate of $24,500,000 through a recently closed Reg D offering, this Offering, and potential following offerings, FranShares will own approximately 2% of the outstanding shares of the company and all of the company's Class A Voting Stock, and excess free cash flow from operations of the company from the operated businesses will be paid in the form of dividends pro rata among holders of shares of Class A Voting Stock and Class B Non-Voting Stock.

FranShares does not intend to collect a management fee from the company. However, FranShares will serve as the franchise broker of record for the company and, as franchise broker, will receive a portion of the franchise fees received by the franchisor when new franchise locations are added to the company. Pursuant to the terms of the LOIs, FranShares will be entitled to franchise broker fees equaling $373,800 from SMT Franchisor (i.e. 40% of the franchise fees payable to SMT Franchisor) and $187,500 from TMAD Franchisor (i.e., 30% of the franchise fees payable to TMAD Franchisor). FranShares will not share such franchise broker fees with the investors in this Offering; however, FranShares will use a portion of its franchise fees to purchase Class A Common Stock from us.

Market Opportunity

Franchising is a wealth-building alternative investment. Running a successful franchise location typically requires high investment minimums (typically $100,000 to $2,000,000), operational expertise, and significant time commitments. Investors seeking to add franchisors to their portfolio are generally limited to either publicly traded franchisors or private equity-held multi-unit franchise funds. Publicly traded franchisors, while available to retail investors, typically have higher management costs, are limited in their ability to market shares under franchise agreements and usually consist of only one or a few brands. Private equity-held multi-unit franchise funds are only available to high-net-worth investors, typically only operate in restaurants, and also are limited in their ability to market shares under franchise agreements. Therefore, we believe there is a market opportunity available for a platform that offers investors exposure to a diversified set of businesses across different geographies and industries, all for less financial and operational risk than traditional franchise ownership carries.

The franchise industry in the United States produces over $787 billion of economic output from franchise establishments, representing 3% of nominal US GDP. With 774,965 franchise establishments and over 3,000 franchise brands across over 100 industries, franchising creates 8.2 million jobs annually in various industries, including senior care, fitness, hair care, home services, education, auto, beauty, food, children's fitness, and business-to-business. Despite this, 3,000 franchisors compete for approximately 15,000 franchisee candidates every year, with an additional 300 or more new concepts entering the market each year. Additionally, only 16% of franchisors have more than 100 locations. We believe that we can help solve the franchise supply and demand imbalance by introducing investors to an asset class that typically has been unavailable to them.

We intend to provide an investment opportunity to investors in a portfolio of two separate franchise brands initially, SMT and TMAD, but we may decide to acquire additional franchise brands in the future. We intend to use the combined proceeds from this Offering and other offerings to acquire and operate as franchisee up to 30 SMT franchise locations and up to 25 TMAD franchise locations.

Franchising

The FTC governs franchises pursuant to 16 C.F.R. Part 436 (the "Franchise Rule"). Pursuant to the Franchise Rule, a commercial business arrangement is a "franchise" if it satisfies three definitional elements. Specifically, the franchisor must (1) promise to provide a trademark or other commercial symbol, (2) promise to exercise significant control or provide significant assistance in the operation of the business, and (3) require a minimum payment of at least $500 during the first six months of operations. With respect to the "trademark" element, a franchise entails the right to operate a business that is "identified or associated with the franchisor's trademark, or to offer, sell, or distribute goods, services, or commodities that are identified or associated with the franchisor's trademark." The term "trademark" is intended to be read broadly to cover not only trademarks, but any service mark, trade name, or other advertising or commercial symbol. Under the "significant control or assistance" element, examples of significant types of control include site approval for unestablished businesses, site design or appearance requirements, hours of operation, accounting practices and personnel policies and examples of significant types of assistance include formal sales, repair or business training programs, establishing accounting systems, furnishing management, marketing or personnel advice, selecting site locations, furnishing systemwide networks and website, and furnishing a detailed operating manual. Finally, fees that count toward the minimum franchisor payments may include initial franchise fees, rent, advertising assistance, training, security deposits, equipment rental and continuing royalties on sales.

In the event that a commercial business arrangement constitutes a franchise, the franchisor must provide prospective franchisees a FDD at least 14 days before the prospective franchisee signs a binding agreement with, or makes payments to, the franchisor in connection with the proposed franchise sale. The Franchise Rule sets forth 23 specific disclosure items that must be included in every FDD, including business experience, initial and other fees, financing, territory, intellectual property, obligation to participate in the actual operation of the franchise business, optional financial performance representations and financial statements. Specifically, under Item 12, franchisors must disclose specific information regarding the location and territory that the franchise agreement will grant to a franchisee. Further, Item 19 must be included in the FDD, but a franchisor can choose whether or not to provide financial representations. To the extent such financial representations are provided they can pertain to historical performance of all or a subset of existing franchised outlets or a forecast of future potential performance. For historic performance financial representations, a franchisor must state the material facts underlying the representation and must include information with respect to the following questions: did all outlets in the system, or only some of them, achieve the stated level of performance; are the outlets in the measured group franchised, company-owned or outlets of an affiliated system with similar operations; when was the stated level of performance achieved; how many outlets are in the group that achieved the stated level of performance, and how many are in the entire system; how many outlets in the relevant group supplied the performance data underlying the representation; what proportion of the group measured achieved the results claimed; and, what are the common attributes of the outlets that achieved the stated level of performance? Similarly, financial projected performance must be made upon a reasonable basis and must disclose the material bases and assumptions upon which the projection is based.

As of August 9, 2023, we have entered into two franchise agreements and a letter of intent with SMT Franchisor and a letter of intent with TMAD Franchisor. The franchise agreements provide the company with a binding right to acquire and develop 9 franchise locations in certain territories in Louisiana and 4 franchise locations in certain territories in Rhode Island. The letters of intent provide the company with a non-binding right to acquire franchise locations in certain territories in other states. We believe that SMT and TMAD are recession-resilient franchisors. SMT operates in waste compaction, and trash is something that people produce regardless of economic cycles. Similarly, TMAD operates in fast casual dining, a sector of the dining industry that we believe is much more recession-resilient than sit-down dining, which is typically also higher in cost. Additionally, based on the company's business model, we are negotiating favorable franchise valuations and average franchise fee savings of 27% between TMAD and SMT.

Territory restrictions for each of SMT and TMAD are set forth in Item 12 in each franchisor's applicable FDD. Accordingly, any SMT and TMAD franchises that we acquire will be new territories without any prior franchise history in such territory. SMT and TMAD will grant us protected territories, such that neither SMT nor TMAD will establish any SMT or TMAD franchise locations, as applicable, nor license nor franchise another party to establish any SMT or TMAD franchise locations, as applicable. SMT will grant us protected territories that each include a defined area with a minimum population of 200,000. TMAD will grant us protected territories that each include an area with a population of approximately 25,000.

Operations to Date

As of the date of this offering memorandum, the company has not begun its anticipated principal operations beyond execution of the franchise agreements with SMT and TMAD.

Smash My Trash

Overview of Franchise

SMT businesses operate mobile waste compaction services that greatly reduce trash hauls by smashing trash in open-top, roll-off containers. This service reduces the number of landfill dumpster hauls a company makes by an average of 70% and saves companies at least 20% on their waste costs. Over 570 SMT franchise locations have been sold in the last three years. Teams are small (typically 2-4 employees), and SMT has a simple sales process.

The franchisor entity, Smash Franchise Partners, LLC ("SMT Franchisor"), is an Indiana limited liability company formed on May 22, 2018. SMT Franchisor began offering franchise opportunities on August 1, 2018. As of December 31, 2021, there were 11   3 SMT franchise locations, with 103 franchise locations opening in 2022. SMT Franchisor also operates company-owned locations through affiliated entities.

SMT Franchisor did not provide financial data for its independent franchise locations in its FDD. However, it did provide financial information that was grouped and presented in a number of different ways based on the operational and ownership attributes of the group of franchises being presented.

The Franchisee Performance presented below is the actual performance of franchisees that owned and operated 8+ SMT territories. Given that TNT expects to operate 30 SMT territories we felt this was a representative cohort.

Franchise Performance based on Total Territories Owned						
8+ Territories						
	Gross Sales	Fuel Costs	Maintenance/ Repair Costs	Payroll Costs	Adjusted EBITDA	Profit Margin
Count	5	5	5	5	5	5
Average	$885,210	$39,346	$23,086	$289,361	$330,381	36.42%
Median	$577,707	$32,628	$15,005	$234,149	$297,166	38.44%
Hi	$2,076,596	$59,060	$47,991	$434,375	$798,310	71.01%
Low	$510,232	$28,057	$6,062	$190,242	$55,110	10.80%
% that met or exceeded average	20%	40%	40%	40%	40%	60%
Count that met or exceeded average	1	2	2	2	2	3

Source: Smash Franchise Partners FDD 2022

Notes:
1. In December 2021, one of the above five franchisees was subject to minimum monthly Royalty Fees.
2. The above franchisees have purchased eight or more Territories for the operation of their Smash My Trash Franchise.
3. Franchisees that purchase eight or more Territories under the Smash Franchise Partners FDD 2022 disclosure document are required to initially purchase and operate three Smash Trucks. Some of these franchisees purchased multiple territories under previous franchise agreement forms, which required lower or no minimum monthly Royalty Fees, and which did not require these franchisees to purchase and operate additional Smash Trucks at the same intervals as found in the current disclosure document and current franchise agreement.
4. "Gross Sales," as used in the table above, includes all consideration, whether by cash, credit, in kind or otherwise, that was derived directly or indirectly from the operation of the represented Smash My Trash business.
5. The above table does not include certain costs and expenses that will be incurred in the categories of occupancy expenses, depreciation and amortization, franchise fees, Royalty Fees, Brand Fund Contributions, or other fees listed in Item 6 of the Smash Franchise Partners FDD 2022. The above tables also do not account for interest or principal payments on loans to the business or income taxes owed by the business or its owners.

There is no guarantee that SMT franchise locations acquired by the company will perform similarly to the franchises included above. Variances in performance are expected with respect to geographic location, length of time in operation and the number of trucks in operation, among others.

The total investment necessary for a franchisee to open and begin operation of SMT franchise location(s) depends on the number of territories the franchisee operates. The initial franchise fee includes one protected territory with a population of 200,000 people, though franchisees may purchase additional territories, up to a total of ten territories. The total investment necessary for a franchisee to open and begin operation of a SMT franchise location in one territory is estimated to be between $339,850 and $400,500, depending on variable costs and fees. The total investment necessary for a franchisee to open and begin operation of SMT franchise locations in multiple territories is estimated to be between $379,850 and $1,225,500, depending on the number of territories and variable costs and fees. A breakdown of the total estimated initial investment, as disclosed in the FDD, is set forth below.

Estimated Initial Investment – One Territory

Type of expenditure	Amount	Method of payment	When done	To whom payment is to be made
Initial franchise fee[1]	$49,500 - $49,500	Check or wire transfer	Upon signing the franchise agreement	Us
Rent, Utilities, and Leasehold Improvements	$500 - $2,500	As arranged	As incurred or when billed	Warehouse owner, utility company, contractor
Market Introduction Program	$2,500 - $7,500	As arranged	As incurred or when billed	Vendors and suppliers
Furniture, Fixtures, and Equipment	$500 - $2,000	As arranged	As incurred	Vendors and suppliers
Computer Systems	$400 - $1,500	As arranged	As incurred	Vendors and suppliers
Insurance	$2,000 - $4,500	As arranged	Upon ordering	Insurance company
Smash Trucks[2]	$247,000 - $270,000	As arranged	Deposit due within 30 days of signing the Franchise Agreement	Us and/or Affiliates
Licenses and Permits	$500 - $1,000	As arranged	Upon application	Government
Software Subscription – first three months	$2,100 - $3,000	As arranged	Monthly, commencing when you begin training	Us
Dues and Subscriptions	$350 - $1,000	As arranged	As incurred	Vendors, trade organizations
Professional Fees (lawyer, accountant, etc.)	$2,500 - $5,000	As arranged	As incurred or when billed	Professional service firms
Travel, lodging and meals for initial training	$2,000 - $3,000	As arranged	As incurred	Airlines, hotels and restaurants
Additional funds (for first 3 months) [3]	$30,000 - $50,000	As arranged	Varies	Employees, suppliers
Total	$339,850 - $400,500			

(1) If (1) a franchisee fails to complete the initial training program to SMT Franchisor's satisfaction, or (2) SMT Franchisor concludes, no more than 10 days after a franchisee completes the initial training program, that it does not have the ability to satisfactorily operate its franchise, then SMT Franchisor has the right to terminate the franchise agreement. If SMT Franchisor does so, it will refund the franchisee's franchise fee less any out-of-pocket costs incurred, subject to the franchisee signing a general release of liability. Otherwise, all fees paid to SMT Franchisor and its affiliates are non-

refundable.

(2) A franchisee must use one custom-built vehicle (a "Smash Truck") designed specifically for the franchised business and exclusively supplied by SMT Franchisor and its affiliates. The Smash Truck must follow SMT Franchisor's specifications and be fitted with its custom equipment. The vehicle must be kept in good condition, clean, dent-free and otherwise presenting a professional appearance. The franchisee will purchase the chassis from an approved dealer for approximately $72,000. The franchisee will pay SMT Franchisor's affiliate, Custom Hydraulics, LLC, approximately $175,400 for the Smash Machine, rigging and installation and customs. The franchisee will also pay Custom Hydraulics, LLC the cost of shipping and delivery, which ranges from $7,400 to $17,600.

(3) This estimation includes any other required expenses a franchisee will incur before operations begin and during the initial period of operations, such as payroll, additional inventory, and other operating expenses in excess of income generated by the business. In formulating the amount required for additional funds, SMT Franchisor relied on the following factors, basis, and experience: the development of a Smash My Trash business by its affiliate, and its general knowledge of the industry.

Estimated Initial Investment – Multiple Territories

Type of expenditure	Amount	Method of payment	When done	To whom payment is to be made
Initial Franchise Fee	$89,500 - $334,500 (2-10 Territories (1)	Check or wire transfer	Upon signing the Franchise Agreement	Us
Initial Investment to Open Initial Business[2]	$290,350 - $351,000	See Preceding Chart for Single Territory Investment		
Additional Smash Trucks[3]	$0 - $540,000 (0 Trucks - 2 Trucks)	Check or wire transfer	Deposit due within 30 days of signing the Franchise Agreement	Us and/or Affiliates
Total	$379,850- $1,225,500			

(1) We have agreed to pay $31,150 per franchise location.

Please refer to the table for the Estimated Initial Investment for a Single Unit for expenses associated with opening the initial Smash My Trash business for one Territory under a Franchise Agreement. This includes the cost of one Smash Truck, but does not include the Initial Franchise Fee for one Territory, which is included in the preceding row under the "Cumulative Franchise Fee."

Any SMT franchise location must be operated according to SMT Franchisor's specifications and pursuant to a signed franchise agreement with SMT Franchisor. SMT Franchisor imposes various obligations on franchisees, including obtaining insurance coverage, using specified computer hardware and software, purchasing Smash Truck(s) from SMT Franchisor or an approved vendor, using SMT Franchisor as a required supplier, participating in training, conducting local marketing, following obligations regarding trademarks, intellectual property and proprietary information, and complying with additional obligations located in the franchise agreement. The typical length of time between signing the franchise agreement and the opening of a SMT franchise location is four to seven months. SMT franchise locations currently operate according to a ten-year franchise term, with up to two additional five-year terms if certain conditions are met. SMT Franchisor's affiliates, Innovative Waste Technologies, LLC and Custom Hydraulics, LLC, provide products or services to franchisees.

According to the FDD, there is a broad and high demand for waste compaction services because the market is relatively new and undeveloped. Franchisees may also have to obtain permits for dumping waste and for driving a large vehicle, depending on the jurisdiction. Further, at the time of the FDD, SMT had not been in business for three years or more and was unable to include all financial statements required by the Franchise Rules of the FTC. The FDD also disclosed four litigation actions, two of which are outstanding. No bankruptcy information was disclosed.

Overview of LOI and Non-Refundable Deposit

On January 5, 2022, we entered into a non-binding LOI with SMT Franchisor that set forth the terms upon which we would acquire up to 30 territories in which we would own and operate SMT franchises as a franchisee. On February 25, 2022, we entered into a deposit addendum and addenda thereto that set forth the proposed 30 territories and the terms upon which we will pay franchise fees to SMT Franchisor. The territories are set forth below.

Company Territories

Rhode Island	Louisiana / Mississippi		California		Seattle, Washington	
Pawtucket	Jefferson, LA		LA County – 35		Seattle – 4	
Providence	Laplace, LA		LA County – 39		Seattle – 5	
Warwick	Covington, LA		LA County – 40		Seattle – 6	
Woonsocket	Westwego, LA		LA County – 33		Seattle – 7	
	New Orleans, LA		LA County – 42		Seattle – 8	
	Houma, LA		LA County – 34		Snohomish County – 1	
	Chalmette, LA		LA County – 36		Snohomish County – 2	
	Lacombe, LA / MS		LA County – 37			
	Gulfport, LA		LA County – 38			
			LA County – 41			
Territories: 4	**Territories: 9**		**Territories: 10**		**Territories: 7**	

Pursuant to the terms of the LOI, the company will pay Smash My Trash an aggregate initial franchise fee of $934,500 for 30 territories and will order 11 Smash Trucks from SMT Franchisor or an affiliate, for which the company will pay $330,000 as a deposit. The Smash Trucks will be allocated as follows: two in Rhode Island, three in Louisiana / Mississippi, three in California and three in Seattle, Washington. Each franchise business must open for business no later than the earlier of six months after signing the franchise agreement or five days after receiving possession of its first SMT truck. On February 25, 2022, the company paid a non-refundable deposit of $93,450, funded by FranShares, to SMT Franchisor, which will be credited against total franchise fees due upon entering into a franchise agreement with SMT Franchisor. The remaining franchise fees of $841,050 will be due upon entering into one or more franchise agreements.

FranShares will serve as the franchise broker of record in connection with the entry of the company into one or more franchise agreements with SMT Franchisor. In connection with such role, FranShares will be entitled to aggregate brokerage commissions of $373,800. Pursuant to the terms of the LOI, FranShares will place 80% of such commission in an escrow account. Within 30 days of the company opening all franchises, 50% of the escrowed funds will be released to FranShares and 50% of the escrowed funds will be released to the company for the exclusive purpose of being used as operating capital for operating the franchises.

The final terms related to any SMT franchise will be as set forth in one or more franchise agreements between the company and SMT Franchisor.

Teriyaki Madness

Overview of Franchise

The LOI for TMAD sets forth the proposed terms upon which the company proposes to acquire the right to develop and operate 25 Teriyaki Madness restaurants in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, and Chicago, Illinois. Actual locations may vary from the aforementioned locations based on availability and other considerations when final, mutually agreed upon, franchise agreements are executed. After obtaining sufficient capital to fund development, the company and TMAD Franchisor will enter into one or more franchise agreements, and all restaurants will be open and operating within three years from when the company obtains such sufficient capital.

TMAD businesses operate fast casual restaurants that make and sell Japanese-style teriyaki dishes and other specialty food items, beverage items, and other items, setting TMAD apart from its Chinese-American fast casual competitors such as Panda Express, PF Chang's and Pick Up Stix. Between 1999 and 2015, global Asian food sales rose by nearly 500%, according to The Washington Post, and Asian food is currently the fastest-growing food segment.

The predecessor of TMAD Franchisor began offering TMAD franchise locations in June 2005, with the current form of the TMAD Franchisor began offering TMAD franchise locations in March 2016. As of June 5, 2023, TMAD Franchisor had franchised over 130 TMAD locations. A total of 28 franchised locations opened in 2022, and now more than 340+ locations are open or in development. Key statistics on TMAD as a franchisee include $1,161,201 in average unit volume, profitability up to 25%.

TMAD has had 48% growth in same store sales since the COVID-19 pandemic began. In response to the pandemic and the challenges it brought, TMAD and its CEO, a multi-franchise brand founder, increased store loyalty by focusing on customer marketing:

"Hey, we can admit when things aren't going our way, and for a couple of weeks in March of 2020, like the rest of the restaurant world, we were scared." Teriyaki Madness CEO Michael Haith said. "It turned out we needed all hands on deck: While the industry as a whole struggled, our system saw big gains in 2020, with system-wide revenue increasing by 48% across the franchise system compared to 2019 and a 39% increase in grand opening sales for shops that opened during COVID over those that opened before COVID. Our YOY Q3 same-store sales were up 18%, and last year we opened 30 new shops — 25 of which opened during the pandemic." The truth is they were preparing for this and they didn't know it, "We saw the writing on the wall, and in 2018, we embraced it. We launched our mobile app and added a robust loyalty program in 2019, allowing fans to accrue points with every purchase that can be redeemed for free drinks, sides and our delicious teriyaki bowls. The loyalty program has proven a massive success, with loyalty members spending an average of 16% to 19% more per order than non-loyalty members. In 2020, we saw an 88% increase in the number of loyalty members from 2019."

The total investment necessary for a franchisee to open and begin operation of a TMAD location is estimated to be between $346,400 and $768,760, depending on costs and the number of restaurants the franchisee is opening. A breakdown of the total estimated initial investment, as disclosed in the FDD is set forth below.

Estimated Initial Investment (Single Location)

13

Type of Expenditure	Amount		Method of Payment	When Due	To Whom Payment is to be Paid
	Low	High			
Initial Franchise Fee[1]	$45,000	$150,000	Lump Sum	Upon Signing the Franchise Agreement	TMAD Franchisor
Shop Opening Assistance Fee[2]	$27,500	$27,500	Lump Sum	Upon Signing the Franchise Agreement	Affiliate of TMAD Franchisor
Site Investigation[3]	$1,000	$1,000	Lump Sum	Prior to lease signing	Approved Suppliers
Site Survey[4]	$2,000	$5,000	Lump Sum	30 calendar days prior to lease signing	Approved Suppliers
Rent, Security Deposit, Utility Deposit[5]	$7,000	$13,000	As incurred	As agreed	Landlord, Utility Companies
Permit Expeditor[6]	$1,000	$2,000	Lump Sum	10 days after lease signing	Approved Suppliers
Leasehold Improvements[7]	$100,000	$260,000	As incurred	As agreed	Landlord, Contractors, Other Suppliers
Furniture, Fixtures and Equipment[8]	$90,000	$170,000	As incurred	As agreed	Approved Suppliers
Architect[9]	$11,500	$15,000	As incurred	As agreed	Approved Suppliers
Initial Inventory and Supplies[10]	$12,500	$17,000	As incurred	As agreed	Approved Suppliers
Insurance[11]	$1,500	$5,000	As incurred	As agreed	Insurance Providers
Business Licenses and Permits[12]	$500	$9,860	As incurred	As agreed	Third Parties
Professional Fees[13]	$2,500	$4,000	As incurred	As agreed	Attorney, Accountant
Signage[14]	$9,000	$23,900	As incurred	As agreed	Approved Suppliers
Security and Music System[15]	$1,600	$2,000	As incurred	As agreed	Approved Suppliers
Office Equipment and Supplies[16]	$12,000	$15,000	As incurred	As agreed	Approved Suppliers
Grand Opening Promotion[17]	$10,000	$10,000	As incurred	As agreed	Approved Suppliers
Uniforms[18]	$600	$1,000	As incurred	As agreed	Approved Suppliers
Initial and Hands-On Training Expenses[19]			As incurred	As agreed	Airline, Hotel,

	$1,200	$4,500	d		Restaurants, etc.
Opening Extension Fee(20)	$0	$3,000			
Additional Funds – 3 Months[21]	$10,000	$30,000	As incurred	As agreed	Third Parties
TOTAL ESTIMATED INITIAL INVESTMENT[22]	**$346,400**	**$768,760**			

All expenditures paid to TMAD Franchisor or its affiliates are non-refundable under any circumstances once paid. Fees paid to vendors, suppliers, or other third parties may or may not be refundable, depending on their policies or a franchisee's arrangements with them.

(1) Initial Franchise Fee. The estimated expenditures shown in the chart above are for the development and opening of your first Teriyaki Shop. If you purchase a Single Franchise, the Initial Franchise Fee will be $45,000 (as shown in the Low column above). If you purchase a Standard Franchise, the Initial Franchise Fee will be $99,000 ($33,000 per Teriyaki Shop). If you purchase a Platinum Franchise, the Initial Franchise Fee will be $150,000 (as shown in the High column above; or$30,000 per Teriyaki Shop). If you purchase a Custom Franchise, the Initial Franchise Fee will be an amount that we will determine on a case-by-case basis and is, accordingly, not reflected in the chart above. See Item 5 for more details, including the 15% discount off the Initial Franchise Fee available to active-duty service members and honorably discharged veterans.

(2) Shop Opening Assistance Fee. The Shop Opening Assistance fee is $27,500 for the first Teriyaki Shop that you purchase. If you purchase a Multi-Unit Franchise, the Shop Opening Assistance Fee for the second and each additional Teriyaki Shop is optional and will be payable only if you request that we provide Shop Opening Assistance for the applicable shop.

(3) Site Investigation. All sites are required to have a site investigation prior to lease signing. Estimated cost is $1,000 per location.

(4) Site Survey. All sites are required to have a CAD format site plan and PDF format 'As Built' drawings provided to the Design & Construction Department at least 30 calendar days prior to lease signing or will require a full site survey prior to lease signing. Estimated cost for a Site Survey is between $2,000 and $5,000 per location, if these costs are not covered by your landlord.

(5) Rent, Security Deposit, Utility Deposit. The low estimate anticipates that rent commencement date will start approximately 120-150 days after a franchisee takes possession of the TMAD location and provides for rent payment for one month, an initial security deposit and a utility deposit. The high estimates assume a franchisee takes possession of the TMAD location immediately and includes three months for rent payment. TMAD Franchisor estimates that a typical TMAD location will need between 1,200 and 1,800 square feet of space, and it estimates lease rates to range between $2.00 and $4.25 per square foot per month. There are a variety of factors that can affect lease rates, the most prominent being location and market conditions. In addition, most leases are triple net leases which require the tenant to pay rent plus all taxes, insurance and maintenance expenses, while other leases may charge a variable rent based on a percentage of your income, with no fixed minimum rental charge. This estimate does not account for triple net expenses or other amounts beyond the base rental rate. You should investigate lease rates in your own area.

(6) Permit Expediter. All sites will require a permit expeditor within 10 business days of lease signing. Estimated cost is $1,000 - $2,000 per location.

(7) Leasehold Improvements. The low estimate shown assumes that the space does not require additional HVAC, restrooms or grease traps. The franchisee may be able to negotiate with its landlord for a significant landlord contribution for these expenses. In a build-to-suit lease, the

landlord typically includes some or all of the improvements and fixtures in lease payments. The costs may go up if the landlord does not provide what TMAD Franchisor requests in its standard work letter or does not provide an adequate allowance to cover these improvements. The high estimate is a new space with no landlord contributions for tenant improvements reflected in the estimate. The estimates involve expenses associated with the design and build-out of the TMAD location, such as plumbing, electrical and remodeling work and are based on TMAD Franchisor's experience with existing franchisees. These costs may significantly vary depending on the size, condition and location of the leased premises, supply and demand for materials and labor in the franchisee's local area, local building and fire code requirements, and requirements of the lease regarding such matters as construction, signage and inflation. The costs vary with factors such as TMAD location size and type, configuration, remodeling needs, and location.

(8) Furniture, Fixtures and Equipment. This estimate involves the furniture, fixtures, and equipment the franchisee will need to open a TMAD location, such as chairs, tables, casework, refrigerators, freezers, grills, a range, deep fryer, exhaust hood, and other items. Some of these expenses will depend on TMAD location size, shipping distances, supplier chosen, any equipment in the space that can be utilized, and the franchisee's credit history.

(9) Architect. You must prepare architectural and construction drawings, designs, and site plans using our required architects. The estimated cost is between $11,500 and $15,000 per location.

(10) Initial Inventory and Supplies. A franchisee must have TMAD Franchisor's required opening inventory and supply items on hand, including small wares and other service items, when it begins the on-site training of its TMAD location. The franchisee must purchase the initial inventory and supplies from TMAD Franchisor's approved suppliers. Some of this inventory will be used during an on-site training in order to provide simulations for the franchisee and its staff before serving to the public.

(11) Insurance. A franchisee must obtain and maintain certain types and amounts of insurance. See Item 8 for a description of the required coverages.

(12) Business Licenses and Permits. You must obtain all necessary permits and licenses required by applicable law before you begin operation of the Teriyaki Madness Business.

(13) Professional Fees. We strongly recommend that you hire a lawyer, accountant or other professional to advise you on this franchise offering. Rates for professionals can vary significantly based on area and experience.

(14) Signage. The estimate is the cost of the interior and exterior signs you will need for your Teriyaki Madness Business. This includes entire décor package, including posters, menu boards, wall paper murals and vinyl's, and can vary depending on signage requirements for your city, landlord policies and available space on the building.

(15) Security and Music Systems. You must purchase and install a security system that meets our standards and specifications ($375-$675); a camera and monitoring system that meets our standards and specifications ($1,200-$1,600); and a music and speaker system that meets our standards and specifications ($380-$700). The costs in the chart above reflect the cost to procure and install the required equipment from our preferred vendors. The range of costs depends on the size and layout of the location.

(16) Office Equipment and Supplies. A franchisee must purchase TMAD Franchisor's approved point-of-sale system from its approved supplier, a computer, business stationery, and certain other related items necessary to operate and manage the TMAD location.

(17) Grand Opening Promotion. You must spend at least $10,000 on our required grand opening advertising campaign, as our marketing department specifies for your Teriyaki Shop.

(18) Uniforms. You are required to have at least one clean apron per employee per shift. You are also

required to have one hat per employee, two shirts for each part-time employee and four shirts for each full-time employee. You must purchase uniforms from our approved suppliers.

(19) Initial and Hands-On Training Expenses. This estimates the expense you will incur in sending two individuals to our initial training and hands-on training programs, including travel expenses. We do not charge a fee for initial training or hands-on training. These estimates do not include any salary or wages you may pay to any of your trainees for the time they spend in training. See Item 11 for additional details regarding training.

(20) Opening Extension Fee. If you fail to open your Teriyaki Shop within 53 weeks of the effective date of the Franchise Agreement or the applicable Teriyaki Shop Rider, you will be required to pay us an Opening Extension Fee of $250 per week until the Teriyaki Shop is open. The low estimate assumes you open within 53 weeks, and the high estimate assumes a 12-week extension. See Item 5 for more details.

(21) Additional Funds – 3 Months. This estimates your initial startup expenses (other than the items identified separately in the above table) and is based on our experience, the experience of our affiliates, and our current requirements for Teriyaki Madness Franchises. These figures are estimates, and we cannot guarantee that you will not have additional expenses starting the Teriyaki Madness Businesses. Your costs depend on how closely you follow our methods and procedures; your management skill, experience, and business acumen; local economic conditions; the local market for your services and products; the prevailing wage rate; competition; and the sales level reached during the initial period. These estimates are based on an initial period of three months.

(22) Total Estimated Initial Investment. We have relied on the experience of our affiliates, predecessor and officers to arrive at these estimates. Your actual costs may vary. You should review these figures carefully with a business advisor before deciding to acquire the Franchise. We do not offer financing directly or indirectly for any part of the initial investment. The availability and terms of financing depend on many factors, including the availability of financing generally, your creditworthiness and collateral and lending policies of financial institutions from which you request a loan.

(23) Any TMAD franchise location must be operated according to TMAD Franchisor's standard business operating practices and pursuant to a signed franchise agreement. The form franchise agreement includes various specifications and obligations for any franchisee, including using approved suppliers, obtaining insurance coverage, using specified computer hardware and software, complying with advertising and marketing requirements, attending training, abiding by territory restrictions, and following obligations regarding trademarks, intellectual property, and proprietary information. Franchise locations currently operate according to a ten-year franchise term, with one ten-year renewal period available if certain conditions are met. Pre- and post- operating obligations include site selection, construction, permits, and day-to-day oversight of operations. Optional management services are available through Restaurant Sherpas, an affiliate of TMAD Franchisor. If we acquire TMAD franchise locations, we expect to outsource management to Restaurant Sherpas, which currently operates approximately 10% of all TMAD locations.

According to TMAD's FDD, the fast-casual restaurant industry is well-developed and highly competitive. Any TMAD franchisee may have to compete with established national and international brands. Second, the restaurant industry in general is heavily regulated. The operation of a TMAD business may be impacted by a wide variety of federal, state, and local laws, rules, and regulations. No litigation or bankruptcy information was disclosed in the TMAD.

According to TMAD's FDD, 2020 gross profit and operating income for select stores[1] were as follows:

Gross Profit and Operating Income (Period ending December 31, 2021)

	Gross Sales	Operating Income (Loss)	Operating Income Percent of Sales
Store A	$ 1,468,612	$ 236,691	16.12% of sales
Store B	$ 2,275,568	$ 326,838	14.36% of sales
Store C	$ 1,969,079	$ 341,691	17.35% of sales
Store D	$ 1,680,912	$ 280,143	16.67% of sales
Store E	$ 1,877,868	$ 338,260	18.01% of sales
Store F	$ 1,477,772	$ 288,022	19.49% of sales
Store G	$ 1,702,870	$ 336,028	19.73% of sales
Store H	$ 1,651,298	$ 212,209	12.85% of sales
Store I	$ 1,200,323	$ 199,219	16.60% of sales
Store J	$ 1,381,448	$ (141,131)	-10.22% of sales
Store K	$ 1,497,308	$ 230,180	15.37% of sales
Store L	$ 1,107,395	$ 128,821	11.63% of sales
Store M	$ 1,221,713	$ 235,048	19.24% of sales
Store N	$ 1,209,974	$ 139,746	11.55% of sales
Store O	$ 1,002,139	$ (88,727)	-8.85% of sales
Store P	$ 780,370	$ 108,585	13.91% of sales
Store Q	$ 1,031,568	$ 196,846	19.08% of sales
Store R	$ 589,352	$ 17,932	3.04% of sales
Store S	$ 578,461	$ 20,189	3.49% of sales
Store T	$ 620,530	$ (12,562)	-2.02% of sales
Store U	$ 814,698	$ 122,762	15.07% of sales
Store V	$ 1,235,886	$ 173,541	14.04% of sales
Store W	$ 1,643,482	$ 62,183	3.78% of sales
Store X	$ 770,403	$ 115,470	14.99% of sales
Store Y	$ 1,673,343	$ 271,366	16.22% of sales
Store Z	$ 750,073	$ 46,296	6.17% of sales
Store AA	$ 1,094,852	$ 81,486	7.44% of sales
Store AB	$ 804,054	$ 64,700	8.05% of sales
Store AC	$ 865,816	$ 35,597	4.11% of sales
Store AD	$ 970,591	$ 107,432	11.07% of sales
Store AE	$ 1,229,940	$ 235,700	19.16% of sales
Store AF	$ 719,872	$ (8,068)	-1.12% of sales
Store AG	$ 822,151	$ (211,012)	-25.67% of sales
Store AH	$ 606,495	$ (22,571)	-3.72% of sales
Store AI	$ 952,732	$ 84,320	8.85% of sales
Store AJ	$ 525,289	$ (100,404)	-19.11% of sales

1. All stores represented above have been open for a minimum of 24 months, are larger than 1,350 square feet, are smaller than 3,000 square feet, have not changed ownership in the last two years, are not in resale and are in traditional locations. The presented information has not been audited.
2. Gross Profit is defined as total sales less costs of goods sold.

3. Operating Income is defined as gross profit less payroll and labor expenses, occupancy expenses and direct operating expenses, including royalty fees, marketing fund contributions, insurance, marketing, miscellaneous supplies, repairs, and bank fees. It does not include interest, depreciation, amortization, business taxes and other costs and expenses that must be deducted from Total Sales figures to obtain net income.

There is no guarantee that any TMAD franchise locations acquired by the Company will perform similarly.

Overview of Transaction Agreement

On January 11, 2022, we entered into a non-binding LOI with TMAD Franchisor that was superseded on March 11, 2022, by a transaction agreement entered into with TMAD Franchisor. The transaction agreement set forth the terms upon which we would acquire up to 25 territories in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, and Chicago, Illinois, in which we would own and operate TMAD franchises as a franchisee. Total franchise fees payable to TMAD Franchisor are expected to be $625,000.

Pursuant to the terms of the transaction agreement, upon the sale of a sufficient amount of proceeds from this Offering to fund the development of up to 25 franchise locations in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, and Chicago, Illinois, we and TMAD Franchisor will use best efforts to enter into one or more franchise agreements pursuant to which we will acquire the right to develop and operate the TMAD franchises. We have agreed to use our good faith efforts to develop and open the 25 franchise locations within five years. On March 14, 2022, we made a deposit of $125,000, $50,000 of which is non-refundable, to TMAD Franchisor. The remaining deposit of $500,000 was paid to TMAD on August 2, 2022 and will be credited against the total franchise fees due.

As per the terms of the Management Agreement referenced below, FranShares serves as the franchise broker of record in connection with the entry of the Company into one or more franchise agreements with TMAD Franchisor. In connection with such role, FranShares received aggregate franchise broker fees of $187,500.

The final terms related to any TMAD franchise locations will be as set forth in one or more franchise agreements between us and TMAD Franchisor.

Management Agreement

On May 3, 2022, the company entered into a management agreement with FranShares ("Management Agreement"), whereby FranShares agreed to service the day-to-day operations of the company, as applicable, including, but not limited to: selecting, designing and opening franchise locations, hiring and supervising franchise employees, managing suppliers and service providers to franchise locations, serving as the point of contact to franchisors, and overseeing franchise operations.

Pursuant to the Management Agreement, the company has agreed to reimburse FranShares for all reasonable costs and expenses FranShares incurs in connection with the performance of management services. Additionally, if FranShares or one of its affiliates serves as the franchise broker of record for the company, FranShares may retain up to 50% of the franchise fees paid by franchisees when new franchise locations are added to the company. Pursuant to the terms of the LOIs, FranShares will be entitled to franchise broker fees equaling $373,800 from SMT Franchisor (*i.e.*, 40% of the franchise fees payable to SMT Franchisor) and $187,500 from TMAD Franchisor (*i.e.*, 30% of the franchise fees payable to TMAD Franchisor). FranShares will not share such franchise broker fees with the investors in this Offering; however, FranShares will use a portion of its franchise fees to purchase Class A Common Stock from us.

Pursuant to the terms Management Agreement, either the company or FranShares may assign the Management Agreement to a third party with written consent, and the parties may amend or modify the Management Agreement by written agreement. The Management Agreement also contains customary indemnification, confidentiality, and other provisions.

FranShares has four full-time employees.

Kenneth Rose. See "Directors, Executive Officers and Significant Employees" for biographical information about Mr. Rose.

Brian Sigal. Mr. Sigal is the Head of Operations at FranShares. With over 10 years of experience in banking, fintech, and early-stage venture-backed B2B & B2C businesses, he has extensive expertise in operations, strategy, finance, and business development. Before joining FranShares, Brian was the VP of Business Development at Gridwise, a platform offering both consumer and commercial products related to the gig economy. At Gridwise, he led the operations, finance, and new business development functions, catalyzing the business from tens of thousands to multi-million dollars in revenue. Prior to Gridwise, Brian worked in corporate banking at PNC Bank, serving clients across diversified industries for business from $10 million in sales up to Fortune 100 companies. While at PNC, Brian worked on a variety of franchise opportunities ranging from regional operators to the franchisors of multinational brands including McDonald's, Wendy's, and Burger King. Brian holds an MBA from Carnegie Mellon University and a finance degree from Penn State University.

Brandon Sellers. Mr. Sellers serves as Vice President of Marketing for FranShares. Brandon has over 10 years of growth marketing experience across fintech, consumer products, e-commerce, mobility and B2B SaaS. He has developed expertise in building growth programs from the ground up at early-stage venture-backed companies, while helping them achieve product-market fit. Prior to joining FranShares, Brandon was the Head of Growth at Gridwise, where he led the team that scaled the company from nearly zero to 400,000 users, using growth tactics such as paid acquisition, SEO, content and influencers. Prior to Gridwise, Brandon founded his own growth agency, which served more than 50 clients while reaching $450,000 in annual recurring revenue. Brandon holds a Bachelor's of Accountancy from the University of Northern Illinois.

Emily Norwood. Emily is a Senior Marketing Coordinator at FranShares. She manages social media and works with the team to execute ongoing marketing campaigns. Emily graduated from San Diego State University with a bachelor's degree in journalism with an emphasis in public relations. She laid the foundation for her career in marketing and public relations by working on a strategic PR campaign for an international nonprofit organization and gained experience with social media management in a variety of industries including nonprofit, consumer, and tech.

Competition

There is significant competition in the franchise industry, with over 774,000 franchise establishments in the United States contributing to more than $787 billion in economic activity annually. Many franchise operators are larger and better capitalized. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Employees

The company has four employees. We plan to hire professional managers and employees after we acquire franchise locations. Additionally, we are externally managed by FranShares, which will manage the day-to-day operations of the company, including, but not limited to: selecting, designing and opening franchise locations, hiring and supervising franchise employees, managing suppliers and service providers to franchise locations, serving as the point of contact to franchisors, and overseeing franchise operations. FranShares currently has three full-time employees. See "Our Manager."

Intellectual Property

The company does not have any intellectual property.

Litigation

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Property

As of the date of this Offering Statement, the company does not own or lease any real property. FranShares, our Manager, leases office space at 405 West Superior Street, #93, Chicago, Illinois 60654. We believe that this property is suitable and adequate for our current business operations.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to This Offering and Our Securities

Investing in the shares is risky.

An investment in the company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class B Non-Voting Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the company should consider all information provided to such potential investor regarding the company as well as the following risk factors, in addition to the other information listed in this Offering Statement. The following risk factors are not intended, and shall not be deemed to be, a complete description of the risks inherent in an investment in the company.

There is currently no active market for our shares, and while we anticipate a public market may develop in the future, we cannot guarantee the development or availability of a primary or secondary market; even if a public market did develop, there can be no assurance as to the depth or liquidity of any market for our Class B Non-Voting Stock or the prices at which holders may be able to sell shares.

The lack of an active market impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. The lack of an active market may impair our ability to raise capital to continue to fund operations by selling shares or to use as a potential accretive currency to make acquisitions and form strategic alliances. As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the shares as compared to securities that are traded on a stock exchange. Moreover, an investor may find it difficult or impossible to dispose of any shares purchased hereunder at any price.

Your investment could be illiquid indefinitely.

This investment in Class B Non-Voting Stock is meant to be held as a long-term investment, and you may not be able to sell your shares. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer and may be unable to convert your investment to cash easily. The company may be acquired by an existing company in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If a market ever develops for the shares, the market price and trading volume of the shares may be volatile.

Although the shares are not listed on an exchange or trading platform, if a market for the shares does develop, the market price of the shares could fluctuate significantly for many reasons, including reasons unrelated to our performance or the performance of any franchise location, such as reports by industry analysts, investor perceptions or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share prices, the value of the shares may decline as well.

In addition, fluctuations in operating results of a particular franchise location or the failure of operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn, changes in laws that affect our operations, competition, compensation-related expenses, application of accounting standards, seasonality, and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

If we were to be required to register under the Investment Company Act of 1940("ICA") or our Manager was required to register under the Investment Advisors Act of 1940 ("IAA"), it could have a material and adverse impact on our results of operations and expenses and we may be forced to liquidate and wind up the company.

We are not registered and will not be registered as an investment company under the ICA and our Manager is not and will not be registered as an investment adviser under the IAA. As a result, the Class B Non-Voting Stock offered hereby will not have the benefit of the protections of the ICA or the IAA. We have taken the position that the franchises we will acquire are not "securities" within the meaning of the ICA or the IAA, and thus our assets will consist of less than 40% investment securities under the ICA, and our Manager is not and will not be advising with respect to securities under the IAA. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the company were to be required to register under the ICA or the Manager were to be required to register under the IAA, it could have a material and adverse impact on our results of operations and expenses, and we may be forced to liquidate and wind up the company.

The securities do not have voting rights attached.

The Class B Non-Voting Stock offered to investors does not have voting rights attached. This means as a Class B Non-Voting Stock stockholder, you will have no right to dictate how the company is managed. Each investor is trusting in the company's management to make good business decisions that are in the best interest of the company. Investors may not necessarily agree with such decisions, or such decisions may not be in the best interest of each investor individually.

The offering price of our securities has been arbitrarily determined by us.

Our Manager determined the number and price of securities offered by the company. The price of the shares we are offering was arbitrarily determined and bears no relationship to the book or asset values or to any other established criteria for valuing shares. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and investors may risk overpaying for their investment. Because the Offering price is not based upon any independent valuation, the Offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the Offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Our certificate of incorporation designates specific courts as the exclusive forum for certain litigation that may be initiated by our investors, which could limit our investors' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the extent permitted by law for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owned by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (4) any action asserting a claim against us, our directors, officers or employees governed by the "internal affairs doctrine" or otherwise related to our internal affairs except for, in each case, any claim to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery of the State of Delaware and the indispensable party does not consent to such jurisdiction, which is vested in the exclusive jurisdiction of another court or forum or, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that falls within one or more of the categories enumerated in the choice of forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur costs associated with resolving such action in other jurisdictions.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Using a credit card to purchase the securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell your Class B Non-Voting Stock, you may need to pay tax on the long- or short- term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold your Class B Non-Voting Stock for you, there will be no one keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

Risks Related to the Company

The company may not have enough capital as needed and may be required to raise more capital.

The company anticipates needing access to credit in order to support our working capital requirements as it grows. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If the company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If the company is unable to find additional investors willing to provide capital, then it is possible it may cease sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if the company is not forced to cease its sales activity, the unavailability of credit could result in the company performing below expectations, which could adversely impact the value of your investment.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

There can be no guarantee that the company will reach its funding target from potential investors.

Due to the start-up nature of the company, there can be no guarantee that the company will reach its funding target from potential investors. The company is seeking an aggregate of $24,500,000 in shares in this Offering and one or more Reg D offerings on a best-efforts basis and may not raise the complete amount. In the event the company does not reach its funding target, it may not be able to achieve its investment objectives, operate franchise locations profitably, or acquire additional franchise locations. To the extent we do not raise sufficient proceeds in this or subsequent offerings to develop and operate all of the franchises to which those franchise fees relate, we will not be able to recoup any such franchise fees.

The amount of proceeds we raise in this Offering may be substantially less than the amount we would need to achieve a diversified portfolio of franchisors even if we are successful in raising capital. If we are unable to raise substantial funds, we will make fewer investments, resulting in less diversification in terms of the number and location of SMT and TMAD franchise locations that we own and operate. In that case, the likelihood that any single franchise location's performance would adversely affect our profitability will increase. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of franchisors.

Even if we raise all of the capital that we want, the company will likely need to raise additional funds in the future in order to grow. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. These rights and terms could adversely affect your investment in the Offering.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

We have raised minimal operating capital and no revenue from operations.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise capital in this Offering. The failure to successfully raise capital in this Offering could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders.

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to base an investment decision.

We are a recently formed corporation incorporated in July 2021. We have not generated any revenues and do not have any operating history upon which prospective investors may evaluate our performance. No guarantee can be given that the company will achieve its investment objectives.

We are a newly formed company and are subject to the risks of any newly established business enterprise.

As a newly formed company, we are subject to the risks of any newly established business enterprise, including risks that we will be unable to create effective operating and financial controls and systems for our company or effectively manage our anticipated growth, including in connection with any additional SMT and TMAD franchise locations we establish in the future, any of which could have a material adverse effect on the business and operating results of the company.

We are employing a novel business model, which may make an investment in the Class B Non-Voting Stock difficult to evaluate, as it is unique to the franchise industry.

We were formed to permit investment in SMT and TMAD franchises. We are unaware of any company that is currently attempting to implement this strategy and, as a result, no peer companies exist. We cannot predict the extent to which investor interest in fractional ownership of SMT and TMAD franchise locations will lead to the development of an active trading market for our shares or how liquid that market might become. Similarly, we cannot predict the extent to which we will be able to successfully offer to investors shares of offerings or a secondary trading market for such shares. Accordingly, there may be no comparable publicly-traded companies or shares against which you will be able to evaluate the performance of the Class B Non-Voting Stock.

There are few businesses that have pursued a strategy or investment objective similar to the company's.

Although a number of well-established crowdfunding platforms exist in other industries and have been successful, we believe the public investment in franchises is unique and that our strategy is different from other platforms. The company and the shares may not gain market acceptance from potential investors, potential franchisors or service providers within the franchise or investment industries. This could result in the company's inability to operate its franchise locations profitably or could impact the company's acquisition of additional franchise locations. This would further inhibit market acceptance of the company, and if the company does not acquire any additional franchise locations, investors would not receive any benefits which may arise from economies of scale.

We may not be able to successfully acquire or operate franchise locations or generate sufficient operating cash flows to make or sustain distributions to the holders of our shares.

As of the date of this Offering Statement, we have entered into LOIs with (i) SMT Franchisor to acquire SMT franchises in up to 30 territories across Rhode Island, Louisiana/Mississippi, California, Seattle, and Washington and (ii) TMAD Franchisor to acquire TMAD franchises in up to 25 territories in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, Charlotte, North Carolina and Chicago, Illinois. The LOIs provide the company with a non-binding right to acquire franchise locations in specific territories. See "The Company's Business" for more information. There can be no assurance that we will successfully acquire any SMT or TMAD franchise locations on the terms set forth in the LOIs or at all, and there can be no assurance of the number of such franchise locations that may exist within our portfolio. Even if we are able to acquire SMT or TMAD franchise locations, we may not be able to successfully operate the franchise locations or implement the operating policies and strategies successfully, which may affect our ability to make or sustain distributions to investors. Furthermore, there can be no assurance that we will be able to generate sufficient operating cash flows to pay operating expenses of the franchise locations and make distributions to stockholders.

If we cannot timely acquire franchise locations, we will have no immediate use for net proceeds of this Offering.

If we are unable to timely purchase SMT or TMAD franchise locations, we will have no immediate designated use for substantially all of the net proceeds of this Offering. As a result, the company will have incurred substantial expenses without the holders of our Class B Non-Voting Stock realizing the expected benefits.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon FranShares, our Manager, including Mr. Rose, to identify suitable SMT and TMAD franchise locations. FranShares may manage other franchise investing entities in the future that also would rely on Mr. Rose for franchise opportunities. To the extent that our Manager faces competing demands upon its time in instances when we have capital ready for investment, we may face delays in execution. The more shares we sell in this Offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this Offering Statement prior to the date you subscribe for our shares, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our SMT and TMAD franchise ownership. You must rely entirely on our Manager. We cannot be sure that our Manager will be successful in obtaining SMT or TMAD franchise opportunities on financially attractive terms. We could also suffer from delays in obtaining SMT or TMAD franchise opportunities as a result of our reliance on our Manager at times when its officers, employees and agents are simultaneously seeking to locate suitable franchise locations for other future FranShares affiliated entities, some of which may have investment objectives and employ investment strategies that are similar to ours. Furthermore, when we acquire SMT or TMAD franchise locations, it may take several months to begin generating revenue. Therefore, you could suffer delays in the receipt of distributions attributable to those properties.

There is substantial doubt about our ability to continue as a going concern.

As of December 31, 2022, we had $1,845,124 in cash on hand and $389,314 of liabilities. The company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The company's success depends on the experience and skill of our Manager and its personnel.

We rely upon FranShares, our Manager, including Mr. Rose. The loss of our Manager or any of its key team members, including Mr. Rose, could harm the company's business, financial condition, cash flow and results of operations. We cannot guarantee that we would be able to replace our Manager or that our Manager would be able to replace key team members with similarly qualified executives on a timely basis or at all.

Further, the company's success and achievement of the company's growth plans depend on our Manager's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the industries in which the company participates is intense, and the loss of any key team members, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of the company's activities, could have a materially adverse effect. The inability to attract and retain the necessary personnel, consultants and advisors could further have a material adverse effect on the company's business, financial condition, or results of operations.

Disruptions in the financial markets, deteriorating economic conditions or public health crises could adversely impact the franchise market as well as the market for equity-related and debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to acquire and operate SMT and TMAD franchise locations across specific geographic areas. Economic conditions greatly increase the risks of franchise ownership (see "Risks Related to Franchising"). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by any economic slowdown or downturn in the waste compaction and quick-service dining industries in which we acquire franchise locations. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels or the public perception that any of these events may occur can reduce volumes for many of our business lines. These economic conditions could result in a general decline in economic activity or in the number of franchise locations available for acquisition and disposition, which in turn would reduce revenue associated with franchise operations.

During an economic downturn or public health crisis, it may also take longer for us to dispose of franchise investments, or the selling prices of franchise locations may be lower than originally anticipated. As a result, the carrying value of our franchise investments may become impaired and we could record losses as a result of such impairment, or we could experience reduced profitability related to declines in franchise values. These negative general economic conditions could reduce the overall amount of sale activity in the franchise location. We are unable to predict the likely duration and severity of any disruption in financial markets or adverse economic conditions in the United States and other countries. Our revenues and profitability depend on the overall demand for our services from our clients.

The COVID-19 pandemic or other health pandemics could disrupt our business and could materially and adversely affect our business, revenues, financial condition and results of operations for an extended period of time.

The COVID-19 pandemic and related preventative and protective measures have negatively impacted, and may continue to impact, businesses globally. As a response to COVID-19, numerous jurisdictions implemented on a temporary or on-going basis social-distancing requirements, mask mandates, restrictions from gathering in groups, shelter-in-place orders and similar governmental orders and restrictions for residents to control the spread of COVID-19. These preventative and protective measures, and the willingness to scale them back, varies significantly across the jurisdictions where our franchise locations operate. There is no way to predict whether these preventative and protective measures will continue to be maintained, whether prior preventative and protective measures may be re-implemented or whether additional preventative and protective measures may be implemented in the future. The COVID-19 pandemic or another health pandemic may create a rapidly changing and complicated system for ensuring compliance and predicting our revenues and cost structure.

Investors' interests in the company will be diluted if the company issues additional shares.

Investors in this Offering will not have preemptive rights to any shares issued by us in the future, including selling additional shares in this or future offerings and issuing equity interests in a private offering of securities. See "Securities Being Offered." In particular, we are authorized, subject to the restrictions of applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in our company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without stockholder approval. After your purchase of shares in this offering, we may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to the company, or to its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this Offering, your percentage ownership interest in the company will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of your investments, you may also experience dilution in the book value and fair value of your shares.

The company may rely on third parties to provide services essential to the success of our business.

The company is externally managed by FranShares. See "Our Manager." In addition, the company may rely upon third-party management for particular franchise locations. For example, if we acquire TMAD franchise locations, we expect to outsource management to Restaurant Sherpas, which currently operates approximately 10% of all TMAD locations. Any disruptions or failures by third parties providing services to us could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance.

We are subject to various federal and state employment and labor laws and regulations.

Various employment and labor laws and regulations may govern our relationships with our employees and affect operating costs. These laws and regulations relate to matters including employment discrimination, minimum wage requirements, overtime, tip credits, unemployment tax rates, workers' compensation rates, working conditions, immigration status, tax reporting and other wage and benefit requirements. Any significant additional government regulations and new laws governing our relationships with employees, including minimum wage increases, mandated benefits or other requirements that impose additional obligations on us, including any temporary or permanent measures implemented in response to COVID-19, could increase our costs and adversely affect our business and results of operations.

Risks Related to Franchising

The profitability of our franchise locations is uncertain.

We intend to contract selectively with franchisors to open and operate multiple SMT and TMAD franchise locations. The opening and operation of such franchise locations entail risks that these investments will fail to perform in accordance with expectations. In undertaking these transactions, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in these transactions include risks that these franchise locations will not achieve anticipated profitability and that estimates of the costs of opening or improving locations to market or franchisor standards may prove inaccurate. Expenses may be greater than anticipated. Further, franchise agreements may require the franchisee to pay royalties to the franchisor on gross revenues, even if the franchise location is operating at a loss or to continue operations, even when a business is unprofitable. Accordingly, there may be a long duration before you achieve a return on your investment, or you may not achieve a return on your investment.

Franchise investments are illiquid.

Because franchise investments are relatively illiquid, the ability to respond to economic or other conditions will be limited. The ability to respond is further limited if franchisees must comply with brand standards set and implemented by the franchisor. The foregoing and any other factor or event that would impede our ability to respond to adverse changes in the performance of a franchise location could have an adverse effect on the company's financial condition and the results of operations.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Franchise locations will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses where necessary. We would likely be required to pay those costs under our franchise agreements, which could adversely affect funds available for future acquisitions or cash available for distributions.

Actions by our franchisors could negatively affect our business and operating results.

We are economically dependent on retaining our franchise rights with each franchisor we contract with. Our operations depend, in part, on decisions made by our franchisors, including changes of distributors, suppliers, service offerings and prices, policies and procedures and advertising programs. Further, the franchisor may require us to use particular products, services, or computer software and hardware, and/or to purchase such goods and services from approved suppliers. Business decisions made by our franchisors could adversely impact our business, financial condition, and results of operations.

Poor operating results at any of our franchise locations could cause us to cease operations, regardless of ongoing lease and franchise agreement obligations.

Factors such as intense competition, difficult labor market conditions and low levels of customers or customer traffic could cause us to cease operations at any of our franchise locations. We may have underperforming franchise locations, and we may elect to close such locations in the future regardless of ongoing lease or franchise agreement terms. We may experience reduced sales as a result of franchise location closures and could have ongoing liabilities beyond the date of the closure. Additionally, our franchise agreements may contain liquidated damages provisions that are triggered by such closures, causing us to be in breach of contract of those agreements.

We may not be able to attract and retain qualified team members to operate and manage our franchise locations.

The success of our franchise locations depends on our ability to attract, motivate, develop, and retain a sufficient number of qualified team members, including managers and hourly team members. The inability to recruit, develop and retain these individuals may delay the planned openings of franchise locations or result in high team-member turnover in existing franchise locations, thus increasing the cost to efficiently operate our franchise businesses. This could inhibit our investment strategy and business performance and negatively impact our operating results.

Changes in consumer preferences or discretionary consumer spending could harm our performance.

Our success depends, in part, upon the continued popularity of the products and services our franchisors offer and the appeal of our franchise concepts. We also depend heavily on consumer preferences and trends. Shifts in these consumer preferences could negatively affect our future profitability. Such shifts vary, depending on the type of franchise, but could be based on negative publicity, a general decrease in discretionary consumer spending, less disposable consumer income or a reduction in consumer confidence. A change in consumer preferences or decline in consumer spending could reduce sales at our franchise locations or impose practical limits on pricing. If we cannot respond to these consumer shifts through marketing, changes to our pricing structure or other methods, changes in consumer preferences or discretionary consumer spending could harm our business, financial condition, and results of operations.

Our assessment that certain businesses are recession resilient may prove to be incorrect.

We primarily invest in franchisors that we believe operate in industries that provide a necessity regardless of economic cycles, specifically trash compaction and quick-service restaurants. We believe these types of franchisors are recession-resilient. While we believe this to be the case, there can be no assurance that our franchise locations will succeed in the face of any economic downturn. Our business could be harmed by an economic slowdown or downturn in the industries in which we acquire franchise locations, which could have an adverse effect on our business, financial condition, and results of operations.

Higher-than-anticipated costs associated with the opening of new franchise locations or with the closing, relocating or remodeling of existing franchise locations may adversely affect our business, financial condition or results of operations.

Our revenue and expenses may be significantly impacted by the location, number, and timing of the opening of new franchise locations and the closing, relocating, and remodeling of existing franchise locations. We will likely incur substantial pre-opening expenses each time we open a franchise location and will incur other expenses if we close, relocate, or remodel existing franchise locations. These expenses may be higher if we open one or more franchise locations in new markets, but the costs of opening, closing, relocating, or remodeling any of our franchise locations may be higher than anticipated. An increase in such expenses could have an adverse effect on our business, financial condition, and results of operations.

The number of our brands exposes us to a greater variety of risks.

Our portfolio will consist of two brands, SMT and TMAD, which may expose us to a wider range of risks than a single-branded business. In addition, the impact of certain risks may differ across SMT and TMAD's industries, and certain risks may impact one or more of our brands disproportionately. Risks affecting one or more of our franchise brands could materially and adversely affect our business, financial condition, and results of operations.

Franchisee changes in control may cause complications.

Franchise agreements typically prohibit "changes in control" of a franchisee without the consent of its franchisor. If we wish to change the control of one or more of our franchise locations through a sale, merger, change in ownership or other method, our ability to do so depends on the consent of the applicable franchisor. There is no assurance that our franchisor would provide such consent, and, even if such consent was provided, we may remain liable for the successor franchisee's liabilities under our franchise agreement.

Franchise agreements are subject to termination, non-renewal and a right of first refusal.

Franchise agreements typically are subject to termination by the franchisor under the franchise agreements in the event of a default, generally after expiration of applicable cure periods. Under certain circumstances, including unauthorized transfer or assignment of the franchise, breach of the confidentiality provisions or health and safety violations, a franchise agreement may be terminated by the franchisor under the franchise agreement upon notice without an opportunity to cure. Generally, the default provisions under the franchise agreements are drafted broadly and include, among other things, any failure to meet operating standards and actions that may threaten our intellectual property.

In addition, upon expiration of a franchise agreement, the franchisee may renew the franchise agreement and receive a "successor" franchise agreement for an additional term. This "successor" franchise agreement may contain additional or varied terms, such as increased franchise royalty rates, advertising fees and other costs; the satisfaction of certain conditions, such as updating the franchise location to current standards; or the payment of a renewal fee. Terminations or restructurings of franchise agreements could reduce franchise payments or require us to incur expenses to solicit and qualify new franchisors, which in turn may materially and adversely affect our business, financial condition and results of operations.

Further, franchise agreements are typically subject to a right of first refusal in favor of the franchisor. While franchisors may be willing to negotiate out of the right of first refusal, there is no guarantee that they will. Any right of first refusal in our franchise agreements could have an impact on our ability to sell franchise locations, which may materially and adversely affect our business, financial condition, and results of operations.

Our success depends substantially on the value of the franchise brands, and unfavorable publicity could harm our business.

Multiunit franchise businesses such as ours can be adversely affected by publicity resulting from complaints, litigation or general publicity. Negative publicity of our franchise brands from traditional media or online social network postings may also result from actual or alleged incidents or events taking place in our franchise locations or any franchise locations of the franchisor not owned by us.

There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate, as is its impact. Many social media platforms immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. The opportunity for dissemination of any sort of information or media, including inaccurate and prospectively harmful materials, is practically limitless, and the technology through which such opportunities are afforded is ubiquitous. Information concerning our company or our franchise brands may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects, or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. Regardless of whether any public allegations or complaints are valid, unfavorable publicity relating to any franchise location, whether owned by us or not, could adversely affect public perception of the entire brand. In summary, the dissemination of information online could harm our business, prospects, financial condition, and results of operations, regardless of the information's accuracy.

Our franchise brands may be subject to seasonal and periodic fluctuations, and past results are not indicative of future results.

Consumer traffic patterns for our franchise brands may fluctuate depending on seasonality, and holidays may also affect sales volumes seasonally for some of the franchise brands or franchise locations we operate. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full year. Further, the financial results for our franchise brands as a whole, or for other franchise locations not owned by us, may not be indicative of the financial performance of our franchise locations.

Our business may be adversely impacted by the geographic limitations of our locations.

Our franchise locations are located in various states and regions. These various states and regions may face different economic conditions, consumer trends, or product availability. Different franchise locations may have varying levels of performance because of these factors, and the non-availability of products or services can cause disruptions in franchise operations. Further, these geographic fluctuations in states or regions that contain a high concentration of our franchise locations could have a material adverse impact on our sales and profit margins in the future, which in turn could materially and adversely affect our business, financial condition, and results of operations.

Complaints or litigation may adversely affect our business and reputation.

We may be subject to claims, including class action lawsuits, filed by customers, our franchisors, independent contractors, employees, suppliers, landlords, competitors, governmental authorities, and others in the ordinary course of business, including as a result of violations of health, employment and other federal, state and local laws, rules and regulations. Significant claims may be expensive to defend and may divert time and resources away from our operations, causing adverse impacts to our operating results. We may be subject to employee, franchisee, independent operator, and other claims in the future based on, among other things, discrimination, harassment, wrongful termination, and wage, rest break and meal break issues, including those relating to overtime compensation. If one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition, and operating results could be harmed.

In addition, adverse publicity related to complaints, litigation or bankruptcy at the franchisor level could negatively impact the reputation of our franchise locations, even if such litigation is not valid or does not reflect on the actions of our franchise locations, resulting in further adverse impacts to results of operations.

Our failure to comply with government regulation related to our franchise operations, and the costs of compliance or non-compliance, could adversely affect our business.

We are subject to various federal, state, local and foreign laws affecting our business. Each of our franchise locations is subject to licensing and regulation by a number of governmental authorities. Our suppliers are also subject to regulation in some of these areas. Any difficulties or inability to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing franchise locations. Additionally, difficulties in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of new franchise locations. Franchisors are subject to various federal and state laws and regulations related to the offer and sale of franchise locations. Failure to comply with these laws could adversely affect the results we generate from franchise locations or otherwise impose costs on us. Further, we cannot predict how existing or future laws or regulations will be administered or interpreted. Failure to comply with new or existing franchise or independent operator laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future sales, which could reduce profits. In turn, this could materially and adversely affect our business, financial condition, and results of operations.

Certain franchise investments could adversely affect our financial results.

We may discover liabilities or deficiencies associated with any franchisors that we invest in that were not identified in advance, which may result in unanticipated costs. The effectiveness of our due diligence review and ability to evaluate the results of such due diligence may depend upon the accuracy and completeness of statements and disclosures made or actions taken by the target companies or their representatives, including in such franchisor's FDD. As a result, we may not be able to accurately forecast the financial impact of a franchise investment, including tax and accounting charges. In addition, we may not be able to successfully integrate TMAD or SMT franchise locations, and we may incur significant costs to integrate and support franchise locations. Any of these factors could adversely affect our financial results.

The information provided in the FDDs was prepared by a third party independent of the company and FranShares, and neither the company nor FranShares can attest to the accuracy or completeness of the information contained therein.

The company will need to secure leases for physical franchise locations, which may result in significant expenses and hinder our ability to generate returns for you.

The company may choose to pay rent for six to twelve months of a TMAD location upfront, which will incur high outset costs prior to the location becoming operational. Alternatively, the company may choose to have the franchisor execute a lease on the company's behalf for a flat annual fee, which the company expects to be approximately $50,000. The company may also have little control over the lease terms. Any of these factors could impact our cash flow, financial condition, and results of operations.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Kenneth Rose	CEO, President, and Secretary	July 2021 – Present	Fulltime
Directors:			
Kenneth Rose	Director	July 2021 - Present	Fulltime

Kenneth Rose – CEO, President, Secretary and Director

Mr. Rose serves as our Chief Executive Officer, President, Secretary, and sole director. He founded FranShares in September 2020 and has served as its Chief Executive Officer since that time. Before starting FranShares, Mr. Rose began his career at Merill Lynch as a financial advisor, where he earned his FINRA Series 7 and Series 66 licenses. Mr. Rose was at Merrill Lynch from January 2013 through February 2014. From there, he joined the world's largest franchise brokerage, FranNet, where he helped clients looking to invest in franchises through the recommendation, evaluation, and purchase process. In 2017, he founded Semfia Franchise Brokerage (formerly Realistic Insights LLC), where he currently serves as Chief Executive Officer. Semfia is a franchise brokerage focused on income-producing and manager-run franchises. Mr. Rose is a renowned franchise expert who has worked with over 600 franchise brands in more than 100 industries. He has been featured in Business Insider, Forbes, ABC, American Express, TheHustle, Marketwatch, the Amazon feature book More Than Just French Fries and other publications, reaching over 300 million people worldwide. He has also been a featured speaker on franchising nationwide. Mr. Rose received his degree in financial services from San Diego State University.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of August 9, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
FranShares, Inc.	100 Class A Voting Common Stock	100%

The following table describes our capital structure as of July 1, 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available
Class A Common Stock	500,000	100	0	499,900
Class B Common Stock	5,000,000	1,819,718	0	3,180,282

USE OF PROCEEDS 37

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering for a $4,999,995 Raise
Franchise acquisition, development and operations	100%	100%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Keiser Giordano CPAs, P.C.. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

Overview

We are a newly formed Delaware corporation formed to acquire and operate franchises. We will initially open and operate Smash My Trash ("SMT") and Teriyaki Madness ("TMAD") franchises, but we may decide to acquire additional franchises in the future. We have entered into two franchise agreements and a letter of intent with Smash Franchise Partners, LLC ("SMT Franchisor") to acquire SMT franchises in up to 30 territories across Rhode Island, Louisiana/Mississippi, California, and Seattle, Washington. We have also entered into a letter of intent with M.H. Franchise Company, Inc. ("TMAD Franchisor") to acquire TMAD franchises in up to 25 territories in the greater metro areas of Denver, Colorado, Houston, Texas, Tampa, Florida, and Chicago, Illinois. Actual locations may vary from the aforementioned locations based on availability and other considerations when final, mutually agreed upon, franchise agreements are executed. SMT franchisees operate mobile waste compaction services that greatly reduce trash hauls by smashing trash in open-top, roll-off containers. TMAD franchisees operate fast casual restaurants that make and sell Japanese-style teriyaki dishes and other specialty food items, beverage items, and other items. Any SMT and TMAD franchises that we acquire will be new territories without any prior franchise history in such territory.

This Offering will provide an opportunity for investors to gain exposure to a portfolio of SMT and TMAD franchises with less financial and operational risk than traditional franchise ownership. However, investors in this Offering will not have any direct relationship with SMT or TMAD (or with any franchisor the company may enter into a franchise relationship with in the future). Any investor in this Offering will be a stockholder of the company that receives only passive income from the company's relationships with its franchisors and will not have a franchisor-franchisee relationship.

We are externally managed by FranShares. FranShares will manage the day-to-day operations of the company, including, but not limited to: selecting, designing and opening franchise locations, hiring and supervising franchise employees, managing suppliers and service providers to franchise locations, serving as the point of contact to franchisors, and overseeing franchise operations.

As of the date of this Offering Statement, we have no operations.

Results of Operations

As of December 31, 2022 we had not generated any revenue. The company does not anticipate generating revenue until it has successfully begun operating one or more franchise locations.

To date, the company's expenses have included general and administrative expenses. General and administrative expenses decreased by $93,278 to $8,298 for year ended December 31, 2022 compared to $101,576 for year ended December 31, 2021. This decrease is largely attributable to a decrease in our legal expenses in 2022.

The company's expenses will include initial franchise investment, which can include variable costs and fees depending on the franchise brand and number of locations being franchised. The total investment necessary for a franchisee to open and begin operation of a SMT franchise location is estimated to be between $312,250 and $369,000, depending on variable costs and fees. The total investment necessary for a franchisee to open and begin operation of a Teriyaki Madness franchise location is estimated to be between $327,200 and $678,260, depending on costs and the number of restaurants the franchisee is opening. See "The Company's Business." We also will have expenses associated with operating franchise locations, including cost of goods sold, payroll and labor and franchise fees, including royalty and brand or marketing fund fees.

Liquidity and Capital Resources

As of December 31, 2022 we had $1,845,124 cash on hand and $389,314 of liabilities. The liabilities resulted from the company having received funds to purchase its securities from investors but shares of stock had not yet been issued. There was no interest associated with the same. The company believes that funding from this Offering will be sufficient, when combined with revenues of to-be-acquired franchise locations, to operate the Company for at least 12 months.

Plan of Operations

The company intends to begin and continue the process of signing franchise agreements with SMT and TMAD. We intend to develop and commence operations for approximately 25% of each brand's franchises per year in each of the next 4 years. Over the next 12 months we will launch SMT operations in New Orleans and Rhode Island areas covering 13 territories. Each area will start with one General Manager, driver, and technician. As territories scale salespeople, drivers and more technicians will be added. For TMAD, we will do a combination of investing into existing franchisee operations, existing franchisee new stores, and developing corporate stores.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

FranShares made aggregate deposits of $218,450 to SMT Franchisor and TMAD Franchisor on our behalf prior to the consummation of this Offering.

FranShares, Inc. advances the company funds from time to time. The balance due to Franshares, Inc. at December 31, 2022 and 2021 is $9,314and $101,576, respectively. These advances do not carry any interest.

<u>Management Agreement</u>

FranShares, Inc., a Delaware corporation and a stockholder of the company, will be the manager of the company and will provide certain support functions in areas including management, back-office accounting services and operations. FranShares, Inc. will charge the franchisors a brokerage fee of 40 - 50% of franchise fees when new franchises are added to the company.

FranShares, Inc. also advances the company funds from time to time. The balance due to Franshares, Inc. at December 31, 2022 is $9,314.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

On July 15, 2022, the company commenced an offering of its Class B Common Stock pursuant to Rule 506(c) of Regulation D. In this offering, the company raised $18,197,180 and issued 1,819,718 shares of Class B Common Stock. The proceeds of this offering were used to pay franchise fees, construction costs and operating expenses.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Restated Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Authorized Capital Stock

As of the date of this Offering Statement, the company's authorized capital stock consists of two classes of common stock, 500,000 shares of Class A Voting Common Stock, par value $0.00001 per share, and 5,000,000 shares of Class B Non-Voting Common Stock, par value $0.0001 per share. As of the date of this Offering Statement, the company's outstanding shares consist of 100 shares of Class A Voting Common Stock and 1,819,718shares of Class B Non-Voting Common Stock. The company is offering up to 454,545 shares of Class B Non-Voting Common Stock in this Offering. If the Target Offering Amount is achieved, the company anticipates having 100 shares of Class A Voting Stock and 2,274,263 shares of Class B Non-Voting Stock outstanding following the consummation of this offering.

The rights of each class of common stock are identical other than as it relates to voting.

Common Stock

Each share of Class A Voting Common Stock is entitled to one vote per share on all matters to which stockholders are entitled to a vote. Cumulative voting is not permitted. Except as otherwise required by law, shares of Class B Non-Voting Common Stock have no voting rights and are not entitled to vote.

The terms of the Class B Non-Voting Common Stock may be modified by the affirmative vote of the holders of Class A Voting Common Stock representing a majority of the outstanding shares of Class A Voting Common Stock. Apart from the voting rights described above, there are no other differences between the Class A Voting Common Stock and Class B Non-Voting Common Stock.

Shares of Class A Voting Common Stock and Class B Non-Voting Common Stock will be treated equally with respect to distributions and rights upon liquidation.

FranShares, Inc. is the holder of all of our outstanding Class A Voting Common Stock and by exercising its voting rights controls the decisions of the company. The decisions that FranShares, Inc. makes could negatively impact the business and holders of our Class B Non-Voting Common Stock's investment.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the extent permitted by law for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owned by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (4) any action asserting a claim against us, our directors, officers or employees governed by the "internal affairs doctrine" or otherwise related to our internal affairs except for, in each case, any claim to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery of the State of Delaware and the indispensable party does not consent to such jurisdiction, which is vested in the exclusive jurisdiction of another court or forum or, for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that falls within one or more of the categories enumerated in the choice of forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by

the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur costs associated with resolving such action in other jurisdictions.

What it Means to be a Minority Holder

As an investor in Class B Non-Voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Securitize Markets, LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally based on the best estimates of management.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page, https://www.franshares.com/pastofferings/tnt, within 120 days of the end of the previous fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://id.securitize.io/primary-market/opportunities/297.

TNT FRANCHISE FUND, INC.

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS**

DECEMBER 31, 2022 AND 2021

TNT FRANCHISE FUND, INC.
DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	3
Statement of Income	4
Statement of Cash Flows	5
Notes to Financial Statements	6



INDEPENDENT AUDITOR'S REPORT

To the Stockholders
TNT Franchise Fund, Inc.
Chicago, Illinois

Opinion

We have audited the accompanying financial statements of TNT Franchise Fund, Inc., which comprise the balance sheets as of December 31, 2022 and the period of inception (July 7, 2021) through December 31, 2021, and the related statements of income and cash flows for the periods then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNT Franchise Fund, Inc. as of December 31, 2022 and the period of inception (July 7, 2021) through December 31, 2021, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TNT Franchise Fund, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt that TNT Franchise Fund, Inc.'s ability to continue as a going concern within one year after the state the financial statements are available to be used.

141 Friends Lane • Suite 100 • Newtown, PA 18940

Phone: 215-785-2600 • Fax: 215-785-3060 • Email: supportstaff@kg-cpas.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TNT Franchise Fund, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about TNT Franchise Fund, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Keiser Giordano CPAs, P.C.

Certified Public Accountants

Newtown, Pennsylvania
June 1, 2023

TNT FRANCHISE FUND, INC.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
Current assets		
Cash	$ 1,845,124	$ -
TOTAL CURRENT ASSETS	1,845,124	-
Deferred income taxes assets	33,362	30,831
Other assets	1,067,955	100
TOTAL ASSETS	$ 2,946,441	$ 30,931
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Related party payable	$ 9,314	$ 101,576
Equity purchase deposits	380,000	-
TOTAL LIABILITIES	389,314	101,576
Stockholders' equity		
Common stock	2	-
Additional paid-in capital	2,541,797	(91,740)
Retained earnings	15,328	21,095
TOTAL STOCKHOLDERS' EQUITY	2,557,127	(70,645)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,946,441	$ 30,931

See accompanying notes.

TNT FRANCHISE FUND, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022
AND THE PERIOD FROM INCEPTION (JULY 9, 2021) TO DECEMBER 31, 2021

	Year ended December 31, 2022	July 9, 2021 (inception to December 31, 2021)
REVENUE		
	$ -	
TOTAL REVENUE	-	
EXPENSES		
General and administrative	8,298	9,736
TOTAL EXPENSES	8,298	9,736
NET LOSS BEFORE PROVISION FOR INCOME TAXES (BENEFIT)	(8,298)	(9,736)
Provision for income taxes (benefit)	(2,531)	(30,831)
NET LOSS	$ (5,767)	$ 21,095

See accompanying notes.

TNT FRANCHISE FUND, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022
AND THE PERIOD FROM INCEPTION (JULY 9, 2021) TO DECEMBER 31, 2021

	Year ended December 31, 2022	July 9, 2021 (inception to December 31, 2021)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (5,767)	$ 21,095
Adjustments to reconcile net loss to cash provided by operating activities		
Provision for income taxes (benefit)	(2,531)	(30,831)
Changes in assets and liabilities		
(Increase) Decrease in		
Other assets	(1,067,955)	(100)
Increase (Decrease) in		
Due to related party	(92,262)	101,576
Equity purchase deposits	380,000	-
NET CASH USED IN OPERATING ACTIVITES	(788,515)	91,740
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuing stock, net of stock issuance costs	2,633,639	(91,740)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,633,639	(91,740)
INCREASE IN CASH	1,845,124	-
CASH, BEGINNING	-	-
CASH, ENDING	$ 1,845,124	$ -

See accompanying notes.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Operations

TNT Franchise Fund, Inc. (the "Company") was incorporated in the State of Delaware on July 9, 2021 to acquire franchises across a variety of brands, industries and geographic areas throughout the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (including the useful lives used for calculating depreciation) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

The Company is subject to examination by the U.S. Internal Revenue Service and by the taxing authorities in those states in which the Company has significant business operations. The Company is not currently undergoing any examinations by taxing authorities. The Company may be subject to U.S. federal income tax and state/local income tax examinations for years beginning in 2021.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of periodic temporary deposits of cash. At December 31, 2022 and 2021, the Company had uninsured cash balances of $1,595,124 and $-0-, respectively.

Revenue Recognition

Revenues will be recognized net of discounts and taxes, upon delivery to the customer.

NOTE 2   OTHER ASSETS

The company has made deposits with franchisors to develop and operate their brand:

	2022	2021
Teriyaki Madness	$ 625,000	$ -
Smash My Trash	442,955	-
Total	$ 1,067,955	$ -

NOTE 3   RELATED PARTY TRANSACTIONS

Management Agreement

FranShares, Inc., a Delaware corporation and a stockholder of the Company, will be the Manager of the Company and will provide certain support functions in areas including management, back-office accounting services and operations. FranShares, Inc. will charge the franchisors a brokerage fee of 40 - 50% of franchise fees when new franchises are added to the Company.

FranShares, Inc. also advances the Company funds from time to time. The balance due to Franshares, Inc. at December 31, 2022 and 2021 is $9,314 and $101,576, respectively.

NOTE 4   INCOME TAXES

The components of the Company's provision for income taxes for the year ended December 31, 2022 and the period of inception (July 7, 2021) through December 31, 2021:

	2022	2021
Current taxes	$ -	$ -
Deferred taxes	(33,362)	(30,831)
Total	$ (33,362)	$ (30,831)

Deferred tax assets recognized for deductible temporary differences and loss carryforwards totaled approximately $124,000.

As of December 31, 2022, the Company had U.S. federal and state net operating loss carryforwards of approximately $124,000, expiring between 2041-2042.

NOTE 5   STOCKHOLDERS' EQUITY

At December 31, 2022, the Company was authorized to issue 10,000,000 shares of $.00001 par value Class A common stock. Class A common stock shares outstanding totaled 100 as of December 31, 2022. The Company was also authorized to issue 50,000,000 Class B common stock. Class B common stock shares outstanding totaled 236,258 as of December 31, 2022

NOTE 6   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 1, 2023, the date on which the financial statements and their accompanying notes were available to be issued.